**Eun Ah Choi**
Vice President, Listing Qualifications
Deputy General Counsel

September 30, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 28, 2021, The Nasdaq Stock Market LLC (the "Exchange") Exscientia plc (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

American Depositary Shares, each representing one ordinary share, nominal value £0.0005 per share
Ordinary shares, nominal value £0.0005 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

*Eun Ah Choi*